UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 000-33127

(Check One):      |_| Form 10-K    |_| Form 20-F     |_| Form 11-K
                  |X| Form 10-Q    |_| Form N-SAR    |_| Form N-CSR

For Period Ended: June 30, 2005

|_|  Transition Report on Form 10-K and Form 10-KSB
|_|  Transition Report on Form 20-F
|_|  Transition Report on Form 11-K
|_|  Transition Report on Form N-SAR
|_|  Transition Report on Form 10-Q and Form 10-QSB

For the Transition Period Ended:
                                 ----------------------------

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

                         PART I. REGISTRANT INFORMATION

Full name of registrant:                    Acorn Holding Corp.

Former name if applicable:                  N/A

Address of principal executive office:      2618 York Avenue
                                            Minden, LA 71055

                        PART II. RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

--------------------------------------------------------------------------------
             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

             (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or
 [X] before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

             (c) The accountant's statement or other exhibit required by
             Rule 12b-25(c) has been attached if applicable.
--------------------------------------------------------------------------------

                               PART III. NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Registrant cannot file its Quarterly Report on Form 10-QSB for the period ended June 30, 2005 within the prescribed time period because of delays beyond its control involving the information from 2004 in completing the preparation of its unaudited financial statements and management's discussion and analysis.

                           PART IV. OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

                                  Robert Zummo
                  ---------------------------------------------
                                     (Name)

                                  318/382-4574
                  ---------------------------------------------
                          (Area Code)(Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                            |_| Yes |X| No

The quarterly reports for 2004 and the annual report for 2004 have not been filed.

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                            |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Acorn Holding has had nominal operations until it entered into a Stock Purchase and Share Exchange Agreement dated June 6, 2005 with Valentec Systems, Inc. pursuant to which the it acquired from the shareholders of Valentec Systems all of the shares of Valentec Systems and Valentec Systems became a wholly owned subsidiary of Acorn Holding. Valentec Systems expects to report revenues of approximately $10,000,000 through June 30, 2005 but cannot compare the prior period results of Acorn Holding until the 10-QSB for Acorn Holding for the six month period ending June 30, 2004 is completed.

Acorn Holding Corp.
-------------------
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date         August 15, 2005                By: /s/ Robert Zummo
      ----------------------------              -----------------------
                                                Robert Zummo
                                                Chief Executive Officer